SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.    )*

3SBio Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

88575Y105 (CUSIP Number)

July 13, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 88575Y105

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sansar Capital Management, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

8,181,124 shares (1)
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

8,181,124 shares (1)
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,181,124 shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4% (1)
12.	TYPE OF REPORTING PERSON

OO

1	As of July 19, 2007, the reporting person beneficially owned 1,168,732 of the issuer’s American Depositary Shares. As reported in the issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 29, 2007, each American Depositary Share represented seven ordinary shares. Accordingly, the reporting person beneficially owned 8,181,124 of the issuer’s 152,084,155 ordinary shares (5.4%) as of July 19, 2007.

Page 2 of 9 Pages

13G

CUSIP No. 88575Y105

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sanjay Motwani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

8,181,124 shares (1)
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

8,181,124 shares (1)
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,181,124 shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4% (2)
12.	TYPE OF REPORTING PERSON

IN, HC

2	As of July 19, 2007, the reporting person beneficially owned 1,168,732 of the issuer’s American Depositary Shares. As reported in the issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 29, 2007, each American Depositary Share represented seven ordinary shares. Accordingly, the reporting person beneficially owned 8,181,124 of the issuer’s 152,084,155 ordinary shares (5.4%) as of July 19, 2007.

Page 3 of 9 Pages

13G

CUSIP No. 88575Y105

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sansar Family II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

8,181,124 shares (1)
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

8,181,124 shares (1)
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,181,124 shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4% (3)
12.	TYPE OF REPORTING PERSON

CO, HC

3	As of July 19, 2007, the reporting person beneficially owned 1,168,732 of the issuer’s American Depositary Shares. As reported in the issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 29, 2007, each American Depositary Share represented seven ordinary shares. Accordingly, the reporting person beneficially owned 8,181,124 of the issuer’s 152,084,155 ordinary shares (5.4%) as of July 19, 2007.

Page 4 of 9 Pages

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

3SBio Inc.

1	(b)	Address of Issuer’s Principal Executive Offices:

No.3 A1, Road 10 Shenyang Economy & Technology Development Zone Shenyang F4 110027 People’s Republic of China

Item 2	(a)	Name of Person Filing:

Sanjay Motwani is the managing member of Sansar Family II, L.L.C., which is the managing member of Sansar Capital Management, L.L.C. All of the shares of common stock that were beneficially owned by the reporting persons were held by a fund to which Sansar Capital Management, L.L.C. acts as an investment advisor.

2	(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Sanjay Motwani, Sansar Family II, L.L.C. and Sansar Capital Management, L.L.C. is 25 West 53rd Street, New York, NY 10019.

2	(c)	Citizenship:

Sanjay Motwani is a United Kingdom citizen. Sansar Family II, L.L.C. is a Delaware limited liability company. Sansar Capital Management, L.L.C. is a Delaware limited liability company.

2	(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

2	(e)	CUSIP Number:

88575Y105

Item 3		This statement is filed pursuant to Rule 13d-1(c).

Item 4		Ownership:

With respect to the beneficial ownership of shares of common stock of 3SBio Inc. by the reporting persons, see Items 5 through 11 of the cover pages of this Schedule 13G, which are incorporated herein by reference.

Item 5		Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Page 5 of 9 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The reporting persons have agreed that this Schedule 13G may be filed by Sanjay Motwani on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule 13G.

Page 6 of 9 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 27, 2007

/s/ Sanjay Motwani
Sanjay Motwani

Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit I	-	Agreement Regarding the Joint Filing of Schedule 13G

Page 8 of 9 Pages

Exhibit I

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: July 27, 2007

SANJAY MOTWANI

/s/ Sanjay Motwani
Sanjay Motwani

SANSAR FAMILY II, L.L.C.

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

SANSAR CAPITAL MANAGEMENT, L.L.C.

By:	Sansar Family II, L.L.C.,
its Managing Member

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

Page 9 of 9 Pages